Victory Energy Corporation
112 North Curry Street
Carson City, Nevada 89703
__________________________________________________

June 5, 2008

Brad Skinner
Senior Assistant Chief Accountant
United States SEC
Mail Stop 7010
Washington, D.C. 20549

Re:           Victory Energy Corporation
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Filed April 18, 2008
File No. 2-76219-NY

Dear Mr. Skinner,

This letter is in response to your review of the Corporation’s form 10-KSB/A for the fiscal year ended December 31, 2007 and the comments listed in your letter dated May 13, 2008.  The following is our interpretation of those comments and clarification or adjustments thereby.

The transaction referred to is the acquisition of interest ownership in six term assignments located in Crockett County Texas.  It was facilitated through an arrangement between and Victory Energy Corporation and a private institutional investment group.

The specific terms of the private institutional investment group is as follows: the group provides the money required to drill a gas well and evaluate its commercial capabilities.  For this investment the group receives 59% of the 50% of the 74% net royalty interest.  Victory maintains 15% of the 50% of the 74% net royalty interest.  After the initial investment has been earned back in producing revenue to the private institutional investment group their interest in the production revenue will drop down to 49% of the 50% of the 74 % net royalty interest and Victory’s will rise to 25%.  This private institutional investment group terms are only for the Adams-Bagget Ranch and drilling into the Canyon Sandstone gas zone wells and deeper wells on this project.

The acquisition will be accounted for as a purchase and by the equity method.

The investment would be recorded at $1,430,000.

The investment was contracted for in 2007, however the transaction was not completed by the Company until January 2008.  It was executed by a private institutional investment group, and intended for Victory Energy Corporation in December 2007. The private institutional investment group transferred their rights in January 2008, at which time it was recorded.  The statement in the Notes and Management’s Discussion that “In December 2007 the Corporation purchased, with institutional investors, through a financial facility, a working interest… etc.”   was an elision of the time frame of the transaction.  It will be expanded to encompass the span over the two fiscal years.

Rule 8-04 contemplates a business combination.    The operation of the gas wells in question certainly constitutes a “business”.  However the wells cannot be conveniently carved out of an amorphous group of many wells in the field under the suzerainty of an Operator, into a separate entity.   There being no entity with which to combine, there is no business combination.   It is a simple investment for pecuniary gain, over which the Corporation has little influence or control.   The sticking point is that it is accounted for by the equity method.  This is unusual for a cash - type investment.   Rule 8-04 conjoins the equity method with “purchase” in a business combination.  But again despite a “purchase” there is no business entity with which to combine.  There are no financial statements of this non-existent entity that could fulfill the reporting requirements of Rule 8-04.  It devolves into a line-item investment even below the minimum equity interest requirement for consolidation under GAAP.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

It is our recommendation update to the 10-KSB/A and it is to re-file the document with changes.

Sincerely,

/s/ Jon Fullenkamp
Jon Fullenkamp
President